FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

May 9, 2007

Minco Silver is pleased to announce that its common shares have now also been listed on the Frankfurt Stock Exchange under the ticker symbol MI5 and the German securities code (WKN) A0MKB6.

2.

Exhibits

2.1

News Release dated May 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:   May 9, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH
For Immediate Release	May 9, 2007

NEWS RELEASE

Minco Gold Corporation Lists on Frankfurt Stock Exchange

Minco Gold Corporation (the "Company" or "Minco Gold") (MMM-TSX/MGH-AMEX) is pleased to announce that its common shares have now also been listed on the Frankfurt Stock Exchange under the ticker symbol MI5 and the German securities code (WKN) A0MKB6.

President and CEO Dr. Ken Z. Cai stated, "We hope to achieve another milestone with the listing of Minco Gold on the Frankfurt Stock Exchange.  Minco Gold’s long term focus is to become a significant gold producer in China while continuing the exploration and acquisition of promising gold projects.  This listing should help us gain visibility and support in the European market."

"Listing on the Frankfurt exchange will increase the profile of Minco Gold with both private and institutional investors in Germany and across Europe.  European investors have a strong interest for investing in both base and precious metals companies, particularly Canadian companies with projects where there is leverage to rising commodity prices plus aggressive exploration programs that can significantly increase resources” says Dr. Cai.

Investor Relations  Agreement With Global Capital Group Ltd

Minco Gold has entered into an investor relations agreement with Global Capital Group Ltd of Fairfax, Virginia, and Cologne, Germany, effective May 1, 2007, to conduct its European investor relations activities.

About the Frankfurt Stock Exchange

The Frankfurt Stock Exchange, known as the Frankfurter Wertpapierborse (FWB), is one of the world's largest trading centres for securities. Operated by the Deutsche Borse AG, FWB is the largest of the eight German stock exchanges. The Deutsche Borse's products and services portfolio cover the entire process chain including securities and derivatives trading, transaction settlement, the provision of market information, as well as the development and operation of electronic trading systems. For more information, visit the Deutsche Borse at: http://deutsche-boerse.com.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company, trading on both the TSX and AMEX, and is involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“ Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.